UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 2, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ/MF NO. 60.643.228/0001-21

NIRE 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA: FIBR3 | NYSE: FBR), pursuant to article 157, 4th paragraph of Law No. 6.404/76 and CVM Instruction No. 358/2002, announces the closing on this date of the sale of forest assets and land located in southern Bahia State, consisting of a total of approximately 16.1 thousand hectares of eucalyptus forest, for a total sale price of R$235 million, as informed in the Material Fact published of March 8, 2012. The Company informs that the Fund has not exercised the option to purchase Fibria’s holdings of the Bahia Produtos de Madeira S.A. (equivalent to 33.33% of that company’s total outstanding capital), located in the same region.

The conclusion of said sale took place on June 29, 2012, through the signature of the purchase and sale agreement by the Company and Caravelas Florestal S.A., controlled by Fundo Florestas do Brasil FIP and the payment of R$ 200 million to the Company. Payment of the outstanding balance amounting to R$ 35 million is expected for November 14, 2012, after the completion of due diligence by the purchaser.

São Paulo, July 2, 2012.

Guilherme Perboyre Cavalcanti

Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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